Filed pursuant to Rule 424(b)(3)
Registration File No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.

SUPPLEMENT NO. 2, DATED AUGUST 26, 2014,
TO THE PROSPECTUS, DATED JULY 22, 2014

This prospectus supplement, or this Supplement No. 2, is part of the prospectus of American Realty Capital Daily Net Asset Value Trust, Inc., or the Company, dated July 22, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated August 14, 2014, or Supplement No. 1. This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1 and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 2 are to disclose updated operating information, including the status of the offering, the shares currently available for sale, management updates and the extension of the offering to February 11, 2015, unless extended further in accordance with the Prospectus.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 156.6 million shares of common stock, consisting of two classes of shares, up to 101.0 million retail shares and 55.6 million institutional shares, on August 15, 2011. On January 5, 2012, we received and accepted subscriptions in excess of the minimum offering amount of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On November 14, 2013, we received and accepted subscriptions in excess of $20.0 million and we are therefore accepting subscriptions from residents of Alabama, Ohio and Tennessee. We will continue to hold proceeds received from Pennsylvania residents until we have received aggregate subscriptions of at least $75.0 million from other jurisdictions.

On August 11, 2014, our board of directors approved an extension of the termination date of our IPO from August 15, 2014 to February 11, 2015. On August 14, 2014, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register (i) 154,194,139 shares of our common stock, consisting of two classes of shares: (x) up to 99,898,042 retail shares sold to the public through broker-dealers at a price of $9.90 per share and (y) up to 54,296,097 institutional shares sold through registered investment advisors and broker-dealers that are managing wrap or fee-based accounts, or the primary offering, at a price of $9.00 per share, in each case subject to certain volume discounts as set forth in the prospectus, for aggregate gross offering proceeds of $1,477,655,489, and (ii) 24,911,586 shares of common stock pursuant to our distribution reinvestment program at a price of $9.50 per share for aggregate gross proceeds of $236,660,067. However, as permitted by Rule 415 under the Securities Act of 1933, as amended, we will continue offering and selling shares in our IPO until the earlier of February 11, 2015 or the date the SEC declares the registration statement for the new offering effective. We do not expect to register any shares in our follow-on offering that would cause the total shares registered by us in our IPO and our follow-on offering, in the aggregate, to exceed the $1.7 billion initial aggregate registration amount of our IPO.

As of July 31, 2014, we had acquired 14 commercial properties, which were 100% leased as of such date. As of July 31, 2014, we had total real estate investments, at cost, of $34.7 million. As of June 30, 2014, we had incurred, cumulatively to that date, $6.7 million in selling commissions, dealer manager fees and offering costs for the sale of our common stock.

Shares Currently Available for Sale

As of July 31, 2014, we had received aggregate gross proceeds of $23.9 million, consisting of $23.1 million from the sale of 2.3 million shares in our primary offering and $0.8 million from our distribution reinvestment plan, or DRIP. As of July 31, 2014, there were 2.4 million shares of our common stock outstanding, including restricted stock and shares issued under the DRIP. As of July 31, 2014, there were 154.1 million shares of our common stock available for sale, excluding shares available under our DRIP.

Management Updates

On August 20, 2014, Ms. Portia Sue Perrotty and Mr. Edward M. Weil, Jr. resigned as members of the board of directors of the Company, effective as of that same date. Neither Ms. Perrotty nor Mr. Weil resigned pursuant to any disagreement with the Company. Ms. Perrotty served as a member of the Company’s board of directors and the Company’s audit committee since August 2013.

Simultaneously with the resignations of Ms. Perrotty and Mr. Weil, the Company’s board of directors took action to reduce the number of directors constituting the entire board to three directors pursuant to Article III, Section 2 of the Company’s bylaws, with such reduction in size of the board being effective immediately following the resignations of Ms. Perrotty and Mr. Weil.